UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 27 June 2019

Not for publication or distribution in the United States of America, Australia, Canada, Japan or Italy, or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

This press release does not constitute or form a part of any offer to sell or subscribe nor a solicitation to buy or subscribe to any securities of BT or Orange, and the placement of the shares of BT does not constitute, in any circumstances, a public offering in any country, including France.

Orange launches the sale of its remaining stake in BT Group plc

Orange announces the launch of the sale of its residual stake in BT Group plc of approximately 248 million shares, representing around 2.5% of the share capital, through a private placement by way of an accelerated book building offering (the "Share Placement").

BT Group plc will participate in the Share Placement with a GBP 80 million irreducible order at the placement price.

Following the Share Placement, Orange will no longer be shareholder of BT Group plc and will no longer have any exposure to the shares of BT Group plc, having recently fully hedged its exchangeable bonds into BT Group plc shares issued in June 2017.

The Share Placement is targeted at eligible institutional and qualified investors. The final terms of the Share Placement will be determined by Orange at the conclusion of the book building process and will be announced in a separate press release. The transaction is expected to settle on 2 July 2019. There will be no public offering in any country.

The proceeds of the Share Placement will be used for the general corporate purposes of Orange.

Citigroup Global Markets Limited is acting as Sole Bookrunner for the Share Placement.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2018 and 149,000 employees worldwide at 31 March 2019, including 90,000 employees in France. The Group has a total customer base of 264 million customers worldwide at 31 March 2019, including 204 million mobile customers and 20 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

IMPORTANT NOTICE

The distribution of this press release and the offer and sale of the Shares referred to herein (the "Securities") may be restricted by law in certain jurisdictions and persons into whose possession this document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Securities were not and are not being offered to the public in any jurisdiction and may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Securities in such jurisdiction. This press release is not an offer of securities for sale in any jurisdiction, including the United States of America, Canada, Australia, Japan or Italy. No action has been taken to permit a public offering of the Securities or possession or distribution of this press release in any jurisdiction where action for that purpose is required. Neither this press release nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States of America or in any other jurisdiction. The information contained in this announcement is for background purposes only and does not purport to be full or complete and no reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

European Economic Area

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003, as amended, in particular by Directive 2010/73/EU to the extent such Directive has been transposed in the relevant member State of the European Economic Area (together, the "Prospectus Directive").

With respect to member states of the European Economic Area ("EEA") which have implemented the Prospectus Directive (each, a "Member State"), no action has been undertaken or will be undertaken to make an offer to the public of the Securities requiring a publication of a prospectus in any Member State. As a result, the Securities may only be offered in Member States:

a)            to "qualified investors" within the meaning of the Prospectus Directive;

b)            to fewer than 150 natural or legal persons (other than qualified investors as defined by the Prospectus Directive) in each Member State; or

c)            in circumstances falling within Article 3(2) of the Prospectus Directive,

and provided that no such offer of Securities referred to in (a) to (c) above shall require Orange or the Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For these purposes, as defined in the Prospectus Directive, the expression an "offer to the public of the Securities" in a relevant Member State, which has implemented the Prospectus Directive (as defined below), means any communication in any form and by any means of sufficient information on the terms of the offer of the Securities to be offered, so as to enable an investor to decide, as the case may be, to purchase or subscribe the Securities, as the same may be varied in that Member State.

This selling restriction applies in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - the Securities are not intended, from 1 January 2018, to be offered, sold or otherwise made available to and, with effect from such date, should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC ("IMD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (the "PRIIPs Regulation") for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

In the United Kingdom this press release is directed exclusively at Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) who fall within Article 49(2)(A) to (D) of the Order, and (iii) to whom it may otherwise lawfully be communicated. This press release is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the securities or possession or distribution of this press release in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.

France

The offer and sale of Securities in France will be implemented in the context of a private placement to certain institutional investors according to Article L. 411-2 II the French Code monétaire et financier and in particular (i) persons providing the portfolio management investment service on behalf of third parties, (ii) qualified investors, and (iii) a restricted circle of investors provided that such investors act on their own account.

United States of America

This press release may not be published, distributed or transmitted in the United States of America (including its territories and dependencies).

This press release does not constitute an offer of securities or any solicitation to purchase or subscribe for Securities or any solicitation of sale of Securities in the United States of America.

The Securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States of America or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act), absent registration under the Securities Act or pursuant to an available exemption therefrom. The Securities have not been and will not be registered under the Securities Act and no public offering of the securities will be made in the United States of America.

Canada, Australia, Japan and Italy

The Securities may not be offered or sold in Canada, Australia, Japan or Italy. The information included in this press release does not constitute an offer of Securities in Australia, Canada, Japan or Italy.

The distribution of this press release may, in certain countries, constitute a breach of applicable laws.

In connection with any offering of the Securities, the placements agents appointed by Orange in connection with the Share Placement (together the "Managers") and any of the Managers’ respective affiliates may take up as a principal position any Securities and in that capacity may retain, purchase or sell for their own account such Securities and other securities of Orange or related investments in connection with the Transaction or otherwise. In addition each of the Managers may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which they may from time to time acquire, hold or dispose of Securities. They do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The Managers are acting on behalf of Orange and no one else in connection with any offering of the Securities and will not regard any other person as its client nor be responsible to any other person for providing the protections afforded to any of its clients or for providing advice in relation to any offering of the Securities nor for providing advice in relation to the Share Placement the contents of this announcement or any transaction, arrangement or other matter referred to herein.

None of the Managers, nor any of their respective directors, officers, employees, advisers or agents, accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Orange, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

ORANGE

Date: June 27, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations